KIMBER RESOURCES INC.

INFORMATION CIRCULAR

(containing information as at November 8, 2007, unless otherwise indicated)

_______________

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kimber Resources Inc. (hereinafter called the “Company”) in connection with the Annual and Special General Meeting of shareholders to be held on Wednesday, December 12, 2007 and any adjournment thereof (the “Meeting”).  The solicitation will be by mail and the cost of this solicitation will be borne by the Company.

EXECUTION AND REVOCATION OF PROXIES

The execution of the proxy shall be by the shareholder or his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation.  In order to be effective, completed proxies must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524), and received no later than 1:30 p.m. (Vancouver time) on December 10, 2007 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder desiring to appoint a person (who need not be a shareholder) to represent him at the Meeting, other than the persons named in the enclosed proxy, may do so by inserting the name of such other person in the blank space provided in the proxy.

A proxy may be revoked by an instrument in writing executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner provided by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial

Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of Proxy supplied to a Beneficial Shareholder by its brokers is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder; should a non-registered shareholder receiving such a form wish to vote at the Meeting, the non- registered shareholder should strike out the names of the management proxyholders named in the form and insert the non-registered shareholder’s name in the blank provided.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”).  ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have those common shares voted.  All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company nor the proposed nominees for election as a directors and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any of the matters to be acted upon.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If there is certainty of instructions in the enclosed proxy, the shares represented thereby will be voted on any poll save where there is a specification to withhold voting and, when the shareholder specifies a choice with respect to any matter, in accordance with the specification so made.  Where no choice is specified, the shares shall be voted on a poll in favour of each matter specifically described in the enclosed proxy.  The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On October 23, 2007 the Company had outstanding 49,848,620 common shares (“Shares”) without par value, each Share carrying the right to one vote.  Shareholders of record as at the close of business on October 23, 2007 (the “Record Date”) who either personally attend the Meeting or have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote at the Meeting or any adjournment or adjournments thereof.

The quorum provided in the Company’s Articles for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.  Although this quorum differs from the quorum of at least 33 1/3% recommended by the American Stock Exchange (“AMEX”) the quorum is common for British Columbia companies and the Company has exemption from the AMEX requirements.

On a show of hands, every individual who is present as a registered shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the register of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

The management of the Company have been advised by Mr. James Puplava that as of November 2, 2007  he and those acting jointly with him (the “Puplava Group”) beneficially own, directly or indirectly, or exercise control or direction over 5,386,400 Shares and 170,000 options pursuant to the Company’s 2002 Stock Option Plan. Before giving effect to the exercise of any stock options, they would exercise control or direction over 10.8 % of the issued and outstanding Shares. Mr. Puplava has also advised the management of the Company that he “oversees”, but does not exercise control or direction over, an additional 3,262,518  Shares owned by his clients.

On October 31, 2007 Sprott Asset Management Inc. (“Sprott”) filed a Form 13F Report with the US Securities and Exchange Commission indicating that as of September 30, 2007 it exercised control over 6,943,898 Shares of the Company, being 13.9 % of the issued and outstanding Shares.

To the knowledge of the directors and executive officers of the Company, there are no other shareholders who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company carrying the right to vote in all circumstances.

FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements concerning the business, operations and financial performance and conditions of Kimber.

When used in this Circular, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on Kimber's current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors.  Kimber is under no obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

PARTICULARS OF MATTERS TO BE ACTED UPON

Change in Authorized Capital

Action is to be taken at the Meeting to eliminate the maximum number of common shares that the Company is authorized to issue.  The Company is currently authorized to issue a maximum of 80,000,000 common shares without par value, of which 49,873,620 were issued and outstanding on November 8, 2007.  In order to have an adequate number of common shares authorized in the event that the Company should wish to enter into a transaction that would require the issuance of additional common shares management proposes that there be no maximum number of common shares without par value that the Company is authorized to issue.  Management does not currently contemplate any transaction that would require the issuance of additional common shares.

A proposed “special resolution” in substantially the form to be presented to the shareholders, subject to any changes to the provisions contained therein as may be required by any regulatory body and subject to acceptance by such regulatory body or by the counsel for the Company is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION, that:

(1)

the maximum number of common shares without par value of the Company that the Company is authorized to issue be deleted and that there be no maximum number; and

(2)

the Notice of Articles of the Company be altered accordingly.

A “special resolution” means a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of the Company, who, being entitled to do so, vote in person or by proxy at a general meeting of the Company where not less than 21 days notice of the general meeting has been given.

Amendment to Articles of the Company

Management proposes that action be taken at the Meeting to make changes in the Articles of the Company to remove the provisions for staggered terms of office for the directors of the Company (the “Staggered Board”), to update the language of the Articles and to accommodate changes resulting from the implementation of the new Securities Transfer Act (British Columbia) (the “STA”) which became effective on July 1, 2007.  Accordingly it is proposed that the shareholders pass a special resolution to adopt a new set of Articles for the Company which will contain the changes.  The text of the special resolution, in substantially the form to be presented to the shareholders, subject to any changes to the provisions contained therein as may be required by any regulatory body and subject to acceptance by such regulatory body or by the counsel for the Company is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION, that the Articles of the Company be amended by deleting the Company’s existing Articles in their entirety and substituting therefor the form of Articles presented to the meeting, initialled by the Secretary of the Company for identification and a copy of which shall be attached to the minutes of this meeting.”

The major changes in the Articles include:

1.

Sections 13 and 14 of the Articles are being changed to remove the provision for different classes of Directors having staggered terms of office.  The revised Articles will provide for a Board of Directors of eight (8) individuals, all of whom will be elected for a term commencing on the date of election and terminating immediately prior to the election or appointment of Directors at the next annual general meeting.  The Directors will continue to have the power to fill vacancies on the Board and to add one (1) additional director between annual general meetings.

2.

As many securities today are held in brokerage accounts the STA establishes rules for the transfer of investment securities that reflects international commercial practices. It addresses both securities that are directly held (issued by the issuer to the investor) and those that are indirectly held (issued to securities intermediaries, so that the investor has rights in relation to the security, but does not directly hold the security). The STA also sets out the rights and obligations of issuers, purchasers, transferors, transferees and other persons and bodies in relation to those securities.  The Articles of the Company are being changed to reflect the new provisions of the STA.

A copy of the proposed Articles will be available for inspection by shareholders at the Company’s head office, 215, 800 West Pender Street, Vancouver, BC, during statutory business hours up to the day preceding the date of the Meeting.

Election of Directors

If the revised Articles of the Company are adopted the existing eight (8) directors of the Company will immediately resign and the shareholders will be asked to elect the eight (8) directors listed in the table below to serve until the next annual general meeting of the shareholders or until their successors have been elected or appointed.

If the revised Articles are not adopted the Staggered Board will continue and the term of office of three (3) of the directors will expire on the day of the Meeting.  Accordingly the shareholders will be asked to elect Lawrence Bell and Gordon Cummings, both of whom were appointed by the directors to fill vacancies on the Board, and Peter Nixon, who was appointed as an additional director pursuant to the Company’s Articles,.  If the Staggered Board continues the directors who are elected at the Meeting will serve until the third annual general meeting of the shareholders following their election or until their successors have been elected or appointed.

The following table and the notes thereto state the name of each proposed director being the name of the individuals nominated by management for election as directors, their province/state and country of residence, the period during which they have served, when their term of office will expire and their principal occupation.

PROPOSED DIRECTORS

If the revised Articles are adopted all of the following are proposed for election.  If the revised Articles are not adopted and the  Staggered Board continues all of following except Lawrence Bell and Peter Nixon are continuing directors

Name and Residence of Directors, Present Offices Held and Date of Expiry of Current Term of Office	Principal Occupation	No. of Common Shares Beneficially Owned [11]
Leanne M. Baker [3,5,8,9] California, USA A director since October 30, 2006, Dr. Baker’s current term of office will expire at the Annual General Meeting in 2009.	Managing Director of Investor Resources LLC and a registered representative with Puplava Securities, Inc. since January 2006, a consultant to companies in the mining and financial services industries since January 2002, and an equity research analyst with Salomon Smith Barney from 1990-2001.	25,000
Keith M. Barron 2, [5,9] Quito, Ecuador A director since December 12, 2006, Dr. Barron’s current term of office will expire at the Annual General Meeting in 2009.	Director of U308 Corp., a uranium exploration company, since 2005 and Vice-President, Exploration of Aurelian Resources Inc, a public exploration and development company from 2002 to 2005 and Consultant Geologist from 2001 to 2002.	0
Lawrence I. Bell [1,3,4,7,9,12] British Columbia, Canada A director since October 30, 2006, Mr. Bell’s current term of office expires at the Meeting.	Non-Executive Chairman of the British Columbia Hydro and Power Authority and Powerex Corp. since 2001	10,000
R. Dennis Bergen 1, 4, 5, [6,7,9] British Columbia, Canada A director since December 7, 2005, Mr. Bergen’s current term of office will expire at the Annual General Meeting in 2008.	Consulting Engineer since August 2006 and General Manager, Cantung Mine, NWT from June 2005 to July 2006. Prior to that he was a self-employed Mining Consultant from January 2004 to June 2005 and Vice President, Operations Wheaton River Minerals Ltd., a public mining company, from May 1997 to December 2003.	0
Gordon Cummings British Columbia, Canada A proposed director.	President and Chief Executive Officer of the Company since October 31, 2007 and Chief Financial Officer of the Company from July 2006. Prior to that Mr. Cummings was President and Chief Executive Officer of Horizons Funds Inc. from January 2002.	0
Peter B. Nixon 1, 3, [6,9] Ontario, Canada A director since March 1, 2007, Mr. Nixon’s term of office will expire at the Meeting.	Retired since 2001. Mr. Nixon is currently a corporate director for a number of companies.	0
James J. Puplava [2,8,9] San Diego, California A director since May 28, 2004, Mr. Puplava’s current term of office will expire at the Annual General Meeting in 2009	President, Puplava Financial Services Inc. (financial advisory firm wholly-owned by Mr. Puplava and his spouse) since 1985	5,386,400 [10]
Stephen P. Quin 2, 4, [6,7,8,9] British Columbia, Canada A director since December 12, 2006, Mr. Quin’s current term of office will expire at the Annual General Meeting in 2009.	President and Chief Executive Officer of Sherwood Copper Corporation, a public company constructing an open pit copper-gold project in the Yukon Territory, since September 2005 and previously Executive Vice President of Miramar Mining Corp. from 1986 to 2005	0

1 Member of the Audit Committee.

2 Member of the Compensation Committee.

3 Member of the Corporate Governance Committee.

4 Member of the Nominating Committee

5 Member of the Technical Committee

6 Member of the Special Committee

7 Member of the CEO Search Committee

8 Member of the Board Disclosure Committee

9 Member of the Environmental and Safety Committee

10 See “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”.

11 Information as to Shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors and nominees individually.

12 Mr. Bell was a director of Pegasus Gold Inc. when it filed for bankruptcy in 1998.

The Company does not have an Executive Committee

Unless otherwise instructed, or unless the shareholder's instructions are uncertain as they relate to the election of the directors, the persons named in the enclosed form of proxy intend to vote for all of the above if the revised Articles are adopted and if revised Articles are not adopted and the Staggered Board continues they intend to vote for Lawrence Bell, Gordon Cummings and Peter Nixon.  All of the current directors have consented to serve as directors if elected.

Adoption of 2007 Stock Option Plan

Shareholders will be asked to vote for the adoption of the new Kimber Resources Inc. 2007 Stock Option Plan (the “New Plan”).  The New Plan will supersede the Kimber Resources Inc. 2002 Stock Option Plan (the “2002 Plan”) and if the New Plan is adopted no further options will be granted under the 2002 Plan.  The proposed New Plan provides for the reservation of a rolling 10% of the issued and outstanding common shares of the Company from time to time, provided that the number reserved for issue will be reduced by the number of options outstanding pursuant to the 2002 Plan. As of November 8, 2007 the Company has 49,873,620 common shares outstanding and 2,700,000 shares are reserved for issue under the 2002 Plan.  Accordingly, if no additional common shares are issued before approval of the New Plan, upon approval of the New Plan there will be 2,287,362 common shares reserved for issue pursuant to the New Plan.

The New Plan provides generally for a vesting schedule for options granted such that one third of the option granted will vest immediately on the date of grant, one third of the option will vest nine months after the date of grant, and the remaining one third of the option will vest 18 months after the date of grant, provided that the Board may in its discretion establish a vesting schedule that is shorter or longer than 18 months.  Vesting may be accelerated in the event of a Change of Control of the Company or a Take Over Bid as those terms are defined in the New Plan.  While the Board may fix the term of any option granted under the Plan, no option may be exercisable for a term exceeding five years from the date of grant of the option. The exercise price of any option will generally be the closing price of the Company’s shares on the TSX on the trading day immediately preceding the date of the grant of the option if the Company’s shares trade on the TSX, and if they trade on another exchange then the closing price of the Company’s shares on that exchange on the trading day immediately preceding the date of the grant of the option.  Subject to the rules of any stock exchange or other regulatory body having jurisdiction over the Company’s common shares, the directors may amend, modify or terminate the New Plan in their discretion, provided that they may not make amendments that are materially adverse to an optionee holding options granted under the New Plan without such optionee’s consent  .

A copy of the proposed New Plan is attached to this Information Circular as Schedule “A”.

The text of the resolution, in substantially the form to be presented to the shareholders, subject to any changes to the provisions contained therein as may be required by any regulatory body and subject to acceptance by such regulatory body or by the counsel for the Company is as follows:

RESOLVED that:

1.

Subject to obtaining the approval of any regulatory authority that may be required, the Kimber Resources Inc. 2007 Stock Option Plan dated for reference November 8, 2007, be and the same is hereby approved and the Directors of the Company are hereby authorized and directed to make such amendments and changes to the said plan as may be necessary, in the Directors absolute discretion, to obtain the approval of any said regulatory authority; and

2.

a rolling 10% of the issued and outstanding common shares of the Company from time to time be reserved for allotment and issue under the Kimber Resources Inc. 2007 Stock Option Plan and all outstanding unexercised option agreements pursuant to the Kimber Resources Inc. 2002 Stock Option Plan.

To the extent that an option granted under the 2002 Plan expires or is cancelled or terminated without having been exercised in whole or in part the number of shares in respect of which expire, are cancelled or terminate shall be available for grant under the New Plan.

Appointment of Auditors

Shareholders will be asked to vote for the re-appointment of D&H Group LLP, Chartered Accountants, as auditors of the Company. D&H Group LLP, Chartered Accountants, were appointed auditors of the Company on January 29, 2004.

Under the Company’s Articles, the Board has the authority to fix the auditors’ remuneration.

Other Business

Management is not aware that any matters will be brought before the Meeting other than those set forth in the Notice of Meeting.  If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their best judgment.  Execution of the enclosed proxy shall not be construed as either approval or disapproval of any of the reports or financial statements referred to in Item 1 of the Notice of Meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

Pursuant to the provisions of NI 51-102F6, the following table sets forth information concerning the total compensation during the financial years ended June 30, 2007, 2006 and 2005 of the Company’s President and Chief Executive Officer, Chief Financial Officer, Vice President and Secretary and Vice President, Engineering (the “Named Executive Officers”). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial years ended June 30, 2007, 2006 and 2005 for services rendered to the Company or its subsidiaries.

SUMMARY COMPENSATION TABLE

Named Executive	Year[1]	Annual Compensation			Long Term Compensation			All Other
Officer								Compensation
		Salary	Bonus	Other				($)
Name and Principal		($)	($)	Annual
					Securities	Shares or	LTIP
Position				Compen-
				sation [2]	Under	Units	Payouts
				($)	Options/	Subject to	($)
					SARs	resale
					Granted	restrictions
					(#)	($)

Robert V. Longe	2007	168,812	nil	nil	nil	nil	nil	nil
President and Chief Executive Officer until October 31, 2007	2006	153,756	nil	nil	50,000	nil	nil	nil
	2005	136,848	nil	nil	110,000	nil	nil	nil

Gordon Cummings	2007	156,658	nil	nil	275,000	nil	nil	nil
Chief Financial Officer from July 18, 2006 until October 31, 2007 President and Chief Executive Officer since October 31, 2007

Peter de Visser	2007	15,000	nil	nil	nil	nil	nil	nil
Former Chief Financial Officer [3]	2006	34,500	nil	nil	7,000	nil	nil	nil
	2005	31,500	nil	nil	10,000	nil	nil	nil

Michael E. Hoole	2007	209,812	nil	nil	50,000	nil	nil	nil
Vice President and Secretary	2006	153,756	nil	nil	50,000	nil	nil	nil
	2005	129,641	nil	nil	100,000	nil	nil	nil

J. Byron Richards	2007	nil	nil	nil	50,000	nil	nil	155,967 [4]
Vice President Engineering	2006	nil	nil	nil	50,000	nil	nil	143,637 [4]
	2005	nil	nil	nil	90,000	nil	nil	129,605 [4]

1    “Year” means a 12 month period ending June 30 of the year indicated.

2  The aggregate amount of all perquisites and other personal benefits, securities or property paid or distributed to each Named Executive Officer named in this table is less than $50,000 and 10% of the total annual salary and bonus for such Named Executive Officer.

3   Mr. de Visser was Chief Financial Officer of the Company on a part time basis until July 18, 2006, when Mr. Gordon Cummings was appointed as the full time Chief Financial Officer of the Company.

4   Fees paid to JB Engineering Ltd., an engineering consulting company, of which Richards is a principal.   JB Engineering Ltd. invoices the Company for Mr. Richards time devoted to the Company as Vice President, Engineering.

Long Term Incentive Plans (LTIP)

“Long-term incentive plan” or “LTIP” means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has no long term incentive plans in place during the financial year ended June 30, 2007 and therefore no awards were made.

Options and Stock Appreciation Rights (SARs)

During the financial year ended June 30, 2007, no stock options or freestanding stock option appreciation rights were granted by the Company or its subsidiaries to any Named Executive Officer, except as disclosed in the following table:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR.

Named Executive Officer Name	Securities, Under Options/SARs Granted (#) [1]	Per cent of Total Options/SARs Granted to Employees in Financial Year [2]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert V. Longe	nil	nil
Gordon Cummings	150,000 125,000	18.4% 15.3%	$2.40 $1.95	$2.40 $1.95	Oct. 6, 2011 April 12, 2012
Michael E. Hoole	50,000	6.1%	$2.59	$2.59	Nov. 9, 2011
J. Byron Richards	50,000	6.1%	$1.95	$1.95	April 12, 2012

[1]    The Company granted the options to purchase the underlying common shares of the Company.

[2]    The percentage disclosed is the percentage of the total options granted to employees and officers only and does not include options granted to directors and on-going consultants of the Company

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Named Executive Officer Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Option/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Robert V. Longe	80,000	$83,200	460,000 / 0	$242,000 / $0
Gordon Cummings	nil	nil	141,666 / 133,334	$0 / $0
Peter de Visser	4,666	$1,540	0 / 0	$0 / $0
Michael E. Hoole	80,000	$83,200	466,666 / 33,334	$242,000 / $0
J. Byron Richards	43,700	$45,885	306,666 / 33,334	$107,000 / $0

Pension Plans

The Company and its subsidiaries do not have any pension arrangements in place for any of its executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

At June 30, 2007 the Company had Change of Control Agreements with two (2) of the Named Executive Officers, Mr. J. Byron Richards and Mr. Gordon Cummings.  The agreement with Mr. Richards, dated January 13, 2004, provides for payment to him of 36 months salary, plus the costs to the Company of the benefits provided by it to Mr. Richards, in the event of his resignation after a material adverse change in his duties, responsibilities or terms of employment occurring within 12 months following a change in control of the Company or his dismissal by the Company without cause within two (2) years following a change in control of the Company.  The Change of Control Agreement with Mr. Cummings, dated April 26, 2007,  and amended by agreement dated September 25, 2007, provides for payment to him of 24 months salary, plus the costs to the Company of the benefits provided by it to Mr. Cummings, in the event of his resignation after a material adverse change in his duties, responsibilities or terms of employment occurring within 12 months following a change in control of the Company or his dismissal by the Company without cause within 12 months following a change in control of the Company.

At June 30, 2007 the Company was party to a Settlement Agreement dated April 26, 2007 with Robert V. Longe, the then President and CEO and a Named Executive Officer of the Company pursuant to which the Company settled any claims which Mr. Longe may have had in respect to a Change of Control Agreement with him dated January 13, 2004 and any claims arising out of the termination of his employment.  Pursuant to that Settlement Agreement Mr. Longe retired as President and CEO of the Company on October 31, 2007 and the Company agreed to pay him two (2) years salary and benefits ($339,657) plus the value of any unused vacation on the date of retirement.

At June 30, 2007 the Company was also party to a Settlement Agreement dated April 26, 2007 with Mr. Michael E. Hoole, a Named Executive Officer of the Company, pursuant to which the Company settled all claims arising out of Mr. Hoole’s resignation dated January 23, 2007 pursuant to a Change of Control Agreement with him dated January 13, 2004.  Under that Settlement Agreement Mr. Hoole agreed to remain as Vice President and Secretary of the Company until February 28, 2008 and in lieu of three (3) years salary and benefits the Company agreed to pay him two (2) years salary and benefits ($339,657) in the form of salary continuance for the period May 1, 2007 up to the date on which he ceases to be an officer and employee of the Company and the balance of the said amount upon ceasing to be an officer and employee. As at June 30, 2007 $312,355 remained owing to Mr. Hoole.  In addition the Company agreed to pay Mr. Hoole $1,000/day for each day that he works for the Company from May 1, 2007 until he ceases to be an officer and employee of the Company.  Upon ceasing to be an officer and employee of the Company Mr. Hoole will also be paid the value of any unused vacation on April 30, 2007.

Composition of the Compensation Committee

Until December 12, 2006 the Compensation Committee of the Board of Directors consisted of two (2) members, R. Dennis Bergen and Luard J. Manning. On December 18, 2006, following the Annual General Meeting, the composition of the Committee was changed and Stephen P. Quin, Keith M. Barron and James J. Puplava were appointed as the Compensation Committee.  None of the members of the Compensation Committee were ever an officer or employee of the Company and none of then had during the financial year ended June 30, 2007 any indebtedness to the Company nor did they have any material interest, direct or indirect, in any transaction or proposed transaction that would materially affect the Company or any of its subsidiaries

2007  Report on Executive Compensation

The directors view the creation of shareholder value as the primary objective of the Company. In order to create shareholder value, the Compensation Committee believes that it is important that the interests of the executive officers and the employees of the Company be linked to the interests of the shareholders as a whole and that executive officers be provided competitive compensation packages that encourage a long term commitment to the Company’s objectives.

To date, the compensation provided to the executive officers, including the Chief Executive Officer, of the Company has been limited to the payment of monthly salaries and the granting of stock options. The Compensation Committee reviews market data from time to time and, in particular, the compensation data for companies of similar size and stage of development in the mineral exploration and development industry and considers the recommendations of management before making recommendations to the Board for executive officers compensation.  The recommendations of the Committee are based upon what it believes are competitive and appropriate salary levels, taking into account the need to provide incentives and compensation for the time and effort expended. The Committee has not established specific performance related targets on which to base compensation given the early stage of development of the Company’s assets.

During the financial year ended June 30, 2007 the compensation of the CEO was continued as implemented effective January 1, 2006 and was not reviewed nor changed due to the CEO’s intention to retire effective October 31, 2007.  An executive search for a new CEO was initiated in November 2006 and a new CEO was appointed effective October 31, 2007.  The compensation of the new CEO was agreed through the end of 2008 and includes a performance bonus for prior activities as the former CFO, an annual salary, stock options and opportunities for performance bonuses (the latter to be based upon targets to be determined by the compensation committee of the board before year end).  The compensation amounts were arrived at based on an assessment of competitive rates as set out in an independent salary survey prepared for the company on comparable sized companies, with final details arrived at by negotiation between the proposed CEO and a director appointed by the board working in consultation with the compensation committee of the board.  The compensation committee met and approved the final terms of the compensation agreed to with the proposed CEO.

With respect to stock options, the Committee, based upon the representations of management, has recommended that options be granted to all levels of employees and to some on-going consultants as an incentive such that their interests are aligned with that of the shareholders as a whole. The level of stock options to be granted to each individual, including the executive officers, has been determined based upon an assessment of comparative market data, the person’s responsibilities and their potential for contributions to the Company.  In addition, when deciding the appropriate number of options for individual employees and consultants proportionately and in aggregate, the Committee has taken into account the total number of options available to be granted pursuant to the Kimber Resources Inc. 2002 Stock Option Plan when determining what it believes is a reasonable total number of stock options to be granted at any time.

The role of the Compensation Committee is to develop an executive compensation program that provides reasonable compensation to the executive officers for their efforts in the context of the market for their services and the financial strengths of the Company and to make recommendations to the Board of Directors. In addition to the factors set forth above, the Compensation Committee to date has recommended the salary levels and grants of options based upon its assessment of the Company’s financial situation and ability to pay. The Compensation Committee recognizes that the current high demand for experienced executives in the mining business requires it to maintain a flexible approach to compensation in order to retain and, where required, recruit executive officers.

Stephen Quin, Chairman (an independent director)

Keith Barron (an independent director)

James Puplava (a non-independent director)

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Shares of the Company on July 16, 2002, the date on which the Shares of the Company commenced trading on the TSX Venture Exchange, against the cumulative total return of the S&P/TSX Composite Index. The Company has not paid any dividends.

Compensation of Directors

During the calendar year 2006 the compensation to the non-executive directors of the Company in their capacity as directors were paid an annual retainer of $10,000 and an honorarium of $600 for each director and committee meeting attended in person and $300 for each meeting attended by conference telephone.  During the financial year ended June 30, 2007 the compensation payable to the non-executive directors of the Company in their capacity as directors was increased.  Effective January 1, 2007 the non-executive directors of the Company in their capacity as directors are paid:

-

an annual retainer of $20,000;

-

a $1,000/meeting honorarium for attendance at Board and Committee meetings; and

-

a discretionary $1,000 fee for attendance at other meetings on behalf of the company.

In addition, the Chair of the Board is paid an additional annual retainer of $20,000, the Chair of the Audit Committee is paid an additional annual retainer of $6,000 and the Chairs of all other Committees of the Board are paid an additional annual retainer of $4,000.

Directors who are officers of the Company do not receive compensation in respect to their role as directors.  The total amounts earned by each of the non-executive directors during the financial year ended June 30, 2007 for their services as directors were as follows:

Name	Total Amounts Earned
Leanne M. Baker	$33,267
Keith M. Barron	$24,252
Lawrence I. Bell	$46,169
R. Dennis Bergen	$50,900
Clifford A. Grandison (a director until December 12, 2006)	$5,000
Luard J. Manning (a director until December 12, 2006)	$5,500
Peter B. Nixon	$27,000
James J. Puplava	$25,500
Stephen P. Quin	$44,287

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table discloses prescribed information as of the end of the financial year ended June 30, 2007, for each category of compensation plan set out in the table:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights disclosed in column (a) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,695,000	$1.66	938,381
Equity compensation plans not approved by security holders	nil	nil	nil
Total	2,695,000	$1.66	938,381

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table discloses aggregate indebtedness outstanding as at October 31, 2007 in connection with any purchase of securities of the Company and all other indebtedness:

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Company or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	nil	nil
Other	nil	nil
[1] See the next table for details.

No director, executive officer or any associate of any such individual is, or has been at any time during financial year ended June 30, 2007 indebted to the Company or its subsidiaries nor, at any time since the beginning of the financial year ended June 30, 2007, has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, except as follows:

TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

Name and Principal Position	Involvement of Issuer or Subsidiaries	Largest Amount Outstanding During the Financial Year Ended June 30, 2007 ($)	Amount Outstanding as of November 7, 2007 ($)	Financially Assisted Securities Purchases During Last Completed Financial Year (#)	Security for Indebtedness	Amount Forgiven During Financial Year Ended June 30, 2007
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Securities Purchase Programs
n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other Programs
n/a	n/a	nil	nil	nil	nil	nil

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed nominee for election as a Director of the Company or any associate or affiliate of any such informed person or nominee has any material interest, direct or indirect, in any material transaction in which the Company has participated since the commencement of the Company’s financial year ended June 30, 2007 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators and the Toronto Stock Exchange have issued a series of guidelines for effective corporate governance and require that all listed Canadian companies disclose their approach to corporate governance.

The Company’s Board of Directors and senior management regard good corporate governance as fundamental to the effective and efficient operation of the Company. National Instrument 58-101 requires the Company to make disclosure of its corporate governance practices as they relate to the Corporate Governance Guidelines set out in National Policy 58-201. The Company’s corporate governance practices are set forth in Schedule “B” to this Information Circular.

The Guidelines deal with, among other things, the makeup and independence of corporate boards. An independent director under the guidelines in all jurisdictions other than British Columbia is a director who has no direct or indirect material relationship with the Company. A material relationship means any relationship which could in the view of the Company’s Board of Directors reasonably interfere with the exercise of the directors’ independent judgement. In British Columbia a director is independent if a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the Company and of any significant holder of the Company’s Shares. On the basis of these definitions, three (3) of the Company’s eight (8) directors are not independent directors. Messrs. Lawrence Bell, Dennis Bergen, Peter Nixon, Stephen Quin and Dr. Keith Barron, are independent directors. Dr. Leanne Baker, having earned compensation in respect to a private placement of securities which closed on March 1, 2006 would not be regarded as independent.  Mr. Robert Longe, the former President and CEO of the Company, was an officer of the Company and as such is regarded as a “non-independent” director. Mr. James Puplava, as the holder of more than 10% of the outstanding Shares is regarded in British Columbia as a “non-independent” director.  Further, pursuant to the rules of the American Stock Exchange neither Mr. Puplava nor Dr. Baker are regarded as independent by virtue of having earned compensation in respect to the private placement of securities which closed on March 1, 2006.

AUDITOR INDEPENDENCE

The Audit Committee meets with the auditor a number of times each year and in particular meets with the auditor to review the audited financial statements following each year end.  At that time the Audit Committee reviews the issue of independence with the auditor and obtains a letter from the auditors setting out various criteria for determining independence and assurances from them that they are not aware of any relationships between the Company and the auditors that may reasonably be thought to bear on the auditors’ independence.  The auditors have confirmed that they are independent.

The Audit Committee pre-approves all services provided by the independent auditors.  The Audit Committee has considered the nature and amount of the fees billed by D&H Group and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining D&H Group independence.

Audit Fees

D&H Group LLP (“D&H Group”) were appointed as independent auditors to audit the Company’s financial statements for the fiscal year ended June 30, 2007. The aggregate fees billed by D&H Group for professional services rendered and expenses for the audit of the annual financial statements during the fiscal year ended June 30, 2007 were $38,000.  The services provided by D&H Group included performance of the audit of the Company’s financial statements and the reconciliation of Canadian and US GAAP.

Audit Related Fees

During the fiscal year ended June 30, 2007, the aggregate fees billed for assurance and related services by D&H Group relating to the quarterly financial statements which are not reported under the caption “Audit Fees” above, were $450.  The services provided by D&H Group included attendance at Audit Committee meetings and discussions with management.

Tax Fees

During the fiscal year ended June 30, 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by D&H Group were $1,900.  The services provided by D&H Group included the preparation of Canadian corporate income tax returns, Information Returns in Respect of Controlled Foreign Affiliates and forms in respect of Transactions with Non-Resident Persons.

All Other Fees

During the fiscal year ended June 30, 2007, the aggregate fees billed by D&H Group for other non-audit professional services, other than those services listed above, totaled $9,850.  The services provided by D&H Group were for review of interim financial statements in 2007

ADDITIONAL INFORMATION

Additional information including the Company’s financial information is available on the SEDAR website at www.sedar.com and on the Company’s website, www.kimberresources.com.   Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended June 30, 2007.  Copies of the Company’s comparative financial statements and Management’s Discussion and Analysis can be obtained by contacting the undersigned.

For further information please contact the undersigned at:

 North American Toll Free Number 1-866-824-1100

Dated this 8th day of November, 2007 at Vancouver, British Columbia.

By Order of the Board

    “M. E. Hoole”

Michael E. Hoole

Vice President and Secretary

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR PROXY TODAY

SCHEDULE “A”

PROPOSED KIMBER RESOURCES INC. 2007 STOCK OPTION PLAN

Kimber Resources Inc.

2007 STOCK OPTION PLAN

Dated for Reference November 8, 2007

ARTICLE 1

PURPOSE AND INTERPRETATION

Purpose

1.1

The purpose of the Kimber Resources Inc. 2007 Stock Option Plan (the “Plan” ) is to promote the profitability and growth of Kimber Resources Inc. (the “Company” ) by facilitating the efforts of the Company and its Affiliates, if any, to attract and retain Employees and others engaged to provide ongoing services to the Company and its Affiliates.  The Plan provides an incentive for and encourages ownership of the Company’s shares by Directors, Officers, Employees, Consultants and others engaged to provide ongoing services to the Company and its Affiliates and to provide an inducement for them to make a maximum contribution to the Company’s success and benefit from increases in the value of the Company’s shares.

Definitions

1.3

In the Plan:

“Affiliate” has the meaning assigned thereto in the Securities Act;

“Associate” has the meaning assigned thereto in the Securities Act;

“Board” means the board of directors of the Company;

“Change of Control” means the acquisition by any Person or by any Person and any other Person acting jointly or in concert with the first-mentioned Person, whether directly or indirectly, of Voting Securities of the Company which, when added to all other Voting Securities of the Company at the time held by such Person or Persons totals for the first time not less than 35% of the then outstanding Voting Securities of the Company;

“Common Shares” means common shares in the capital of the Company;

“Company” means Kimber Resources Inc.;

“Consultant” means, in relation to the Company, a Person, other than an Employee, Officer or Director that:

(a)

is engaged to provide services to the Company or an Affiliate of the Company, other than services provided in relation to a distribution;

(b)

provides the services under a written contract with the Company or an Affiliate of the Company; and

(c)

spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company;

and includes, for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder and a partnership of which the individual Consultant is an employee or partner;

“Consultant Company” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Date of Grant” means, in respect of any Option, the date on which such Option is granted by the Board as evidenced by a Board resolution;

“Director” means a director of the Company or any Affiliate of the Company;

“Employee” means:

(a)

an individual who is considered an employee under the Income Tax Act (Canada) (i.e., for whom income tax, employment insurance and CPP deductions must be made at source);

(b)

an individual who works full-time for the Company or an Affiliate of the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company or an Affiliate of the Company over the details and methods of work as an employee of the Company or an Affiliate of the Company, but for whom income tax deductions are not made at source; or

(c)

an individual who works for the Company or an Affiliate of the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or an Affiliate of the Company over the details and methods of work as an employee of the Company or an Affiliate of the Company, but for whom income tax deductions are not made at source;

“Expiry Date” means the day on which an Option lapses as specified in the Option Agreement therefor;

“Insider” means an insider as defined in the Securities Act;

“Officer” means any of the following officers of the Company or of an Affiliate of the Company appointed as such at any time and from time to time by the Board or by the board of directors of the Affiliate of the Company, as the case may be:  (i) a chair, vice-chair or president; (ii) a vice-president in charge of a principal business unit, division or function including sales, finance or production; (iii) an officer who performs a policy-making function in respect of the Company; or (iv) any other individual who is performing a policy-making function in respect of the Company;

“Option” means the right to purchase Common Shares granted hereunder;

“Option Agreement” means the agreement between the Company and a Service Provider containing the grant of an Option;

“Optioned Shares” means Common Shares subject to any Option;

“Optionee” means a Person to whom any Option is granted by the Company under the Plan;

“Outstanding Issue” at any time means the number of Common Shares outstanding at that time on a non-diluted basis;

“Person” means an individual or a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Plan” means this Kimber Resources Inc. 2007 Stock Option Plan;

“Regulatory Approval” means the approval of any stock exchange or securities regulatory agency that may have jurisdiction over the Common Shares in the circumstances;

“Reserved for Issuance” refers to unissued Common Shares that may be issued in the future upon the exercise of Options granted hereunder;

“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

“Service Provider” means any Director, Employee, Management Company Employee, Consultant or Officer;

“Subscription Price” means, in respect of any Option, the amount payable per Common Share on the exercise of such Option, as determined in accordance with section 3.2;

“Take Over Bid” has the meaning assigned thereto in the Securities Act, but excludes an exempt take over bid pursuant to section 98 of the Securities Act;

“Voting Security” has the meaning assigned thereto in the Securities Act.

ARTICLE 2

ESTABLISHMENT OF THIS PLAN AND

NUMBER OF OPTIONED SHARES AVAILABLE UNDER THIS PLAN

Establishment of 2007 Stock Option Plan

2.1

This Plan, called the 2007 Stock Option Plan, is hereby established to recognize contributions made by Service Providers and to create an incentive for their continuing relationship with the Company and its Affiliates.

Number of Optioned Shares Available under this Plan

2.2

The maximum number of Optioned Shares reserved and available for issue pursuant to this Plan upon the exercise of Options granted hereunder shall not exceed in the aggregate:

(a)

the number of Shares equal to 10% of the issued and outstanding Shares of the Company from time to time minus;

(b)

the number of Common Shares in respect of which options remain outstanding under any existing option agreements in effect pursuant to the 2002 Plan, provided that if and to the extent any such option granted under the 2002 Plan expires or is cancelled or terminated after the adoption of this Plan without having been exercised in whole or in part, the number of Common Shares in respect of which any such option so expired or is cancelled or terminated shall be considered to be part of the pool of Common Shares available for Optioned Shares under this Plan and shall not be deducted from the maximum set out in paragraph (a) hereof.

Eligibility

2.3

Options to purchase unissued Common Shares may be granted hereunder to any Person who is a Service Provider.  Any Person who receives an Option hereunder who subsequently ceases to hold the position in which he received such Option shall continue to be eligible to hold such Option as an Optionee as long as he otherwise falls within the definition of "Service Provider".

Incorporation of Terms of Stock Option Plan

2.4

Subject to specific variations approved by the Board in respect of any Option, such variations not to be inconsistent with the provisions of this Plan, all terms and conditions set out herein will be incorporated by reference into and form part of any Option granted hereunder.

Limitations on Grant of Options

2.5

The number of Shares: (i) issued to insiders, within any one year period; and (ii) issuable to insiders at any time, under the Plan and under all other security based compensation arrangements of the Company, if any, shall not exceed 10% of the number of Shares that are outstanding from time to time.

Shares Not Acquired

2.6

If and to the extent any Option granted under this Plan expires or is cancelled or terminated without having been exercised in whole or in part, the number of Optioned Shares in respect of which any such Option so expired or was cancelled or terminated shall be considered to be part of the pool of Common Shares available for Optioned Shares hereunder and may be made the subject of a further Option or Options pursuant to the provisions of this Plan.

Administration of the Plan and Powers of the Board

2.7

The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder and any such interpretation or determination made by the Board shall be final, binding and conclusive for all purposes.  Without limiting the generality of the foregoing, the Board has the power to:

(a)

allot Common Shares for issuance in connection with Options granted under the Plan;

(b)

grant Options hereunder;

(c)

subject to Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no amendment or suspension of the Plan shall alter or impair any then outstanding Option without the written consent of the Optionee holding such Option;

(d)

except for the provisions of paragraph 2.7(a), delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the board in respect of the Plan so delegated to the same extent the Board is hereby authorized so to do.

ARTICLE 3

TERMS AND CONDITIONS OF OPTIONS

General

3.1

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate.  The grant of an Option shall be evidenced by a written Option Agreement, executed by the Company and the Service Provider, stating the number of Optioned Shares subject to the Option evidenced thereby and otherwise in such form as the Board may determine.  The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the provisions set out below in this Article 3.

Subscription Price

3.2

Subject to the following proviso, the Subscription Price per Optioned Share shall be:

(a)

the closing price for the Common Shares on the Toronto Stock Exchange on the last trading day before the Date of Grant, if the Common Shares are listed on the Toronto Stock Exchange, and if the Common Shares are not listed on the Toronto Stock Exchange, then the closing price for the Common Shares on the stock exchange on which they are listed, if any, on the last trading day before the Date of Grant; or

(b)

if the Board determines that the Subscription Price determined in accordance with paragraph (a) above is not a representative price, the weighted average of the trading prices for the Common Shares on the five trading days before the Date of Grant, subject to the approval of any stock exchange having jurisdiction;

PROVIDED that if, on the Date of Grant in respect of any Option, the Common Shares are listed on a stock exchange and the policies of such exchange permit the Board to establish a Subscription Price for such Option at a discount to the trading price or prices referred to in paragraphs (a) and (b) above, then the Board may, at its sole discretion, establish a Subscription Price that reflects a discount, up to the maximum discount so permitted.

Maximum Term

3.3

No Option shall be exercisable after the expiration of five (5) years after its Date of Grant.

Assignability and Transferability

3.4

An Option shall not be assignable or transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of any Person to whom the Option is granted only by such Person.  Notwithstanding the foregoing, the Person to whom the Option is granted may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionee, shall thereafter be entitled to exercise the Option.

Vesting

3.5

Any Option granted to any Optionee shall vest in stages over 18 months, with one third of the Option vesting upon the Date of Grant of the Option, one third on the date which is nine months after such Date of Grant and the remaining one third on the date which is 18 months after such Date of Grant, PROVIDED that:

(a)

the Board may in its sole discretion impose in respect of any Option a vesting schedule over a period of time that is shorter or longer than 18 months, in which case such Option shall vest in accordance with the terms and conditions imposed by the Board; and

(b)

if the Optionee is a Director of the Company whose term of office expires and such Director is not re-elected at the general meeting of shareholders when their term expires,  all options which would vest within 15 months of the date on which the Director ceases to be a Director shall immediately vest.

Accelerated Vesting in Event of Change of Control or Take Over Bid

3.6

Notwithstanding anything in section 3.5 to the contrary, the Board may, at any time, with respect to all Optionees, determine that if there is an impending Change of Control or Take Over Bid, the Options held by the Optionees may be exercised by the Optionees in full at any time or from time to time on or before the options’ expiry date.

Securities Law Compliance

3.7

The Company may require any Optionee to provide such other representations, written assurances or information which the Company shall determine is necessary, desirable or appropriate to comply with applicable securities and other laws as a condition of granting an Option to such Optionee or permitting the Optionee to exercise such Option.  The Company may, upon advice of counsel to the Company, place legends on share certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws and the requirements of any stock exchange having jurisdiction, including, but not limited to, legends restricting the transfer of the Option Shares evidenced thereby.

Optionee Ceasing to be a Service Provider

3.8

If an Optionee ceases to be a Service Provider to the Company or any Affiliate of the Company, any Option held by such Optionee may be exercised following the date on which such Optionee left the employ or service of the Company or any of its subsidiaries or affiliates at any time up to the Expiry Date as follows:

(a)

in the case of the death of an Optionee, any Option held by him at the date of death shall become exercisable, whether or not the Optionee was eligible to exercise the Option in whole or in part at the date of the Optionee's death, but only by the Person or Persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or laws of descent and distribution.  Any such Option shall be exercisable only until the earlier of (i) the date which is 12 months after the date of death and (ii) expiration of the term of the Option;

(b)

if an Optionee ceases to be a Service Provider to the Company or any Affiliate of the Company due to the Optionee's disability (as determined by the Board), any Option held by such Optionee may be exercised until the earlier of (i) the date which is 12 months after the date of death and (ii) expiration of the term of the Option, but only to the extent that the Optionee was eligible to exercise the Option at the date the Optionee ceases to be a Service Provider to the Company or any Affiliate of the Company;

(c)

if an Optionee ceases to be a Service Provider to the Company or any Affiliate of the Company (other than as a result of termination with cause), any Option held by such Optionee may be exercised for a period of 90 days following the date on which such Optionee ceases to be a Service Provider, but only to the extent that the Optionee was eligible to exercise the Option at the date the Optionee ceased to be a Service Provider to the Company or any Affiliate of the Company; and

(d)

if an Optionee is dismissed from employment or service for cause, the Option and all rights that have accrued to the Optionee to the date of termination may be exercised for a period of 10 days following the date of termination, but only to the extent that the Optionee was eligible to exercise the Option at the date of termination;

PROVIDED that in no event shall any Option be exercisable beyond its term.

Discretion of Board

3.9

Notwithstanding section 3.8 above, but subject to applicable laws, rules and regulations of any applicable Stock Exchange or regulatory body, the Board may, in its sole discretion, extend the Expiry Date of any Options in whole or in part.

Adjustment of the Number of Optioned Shares

3.10

The number of Optioned Shares subject to an Option that is outstanding will be subject to adjustment in the event and in the manner following:

(a)

if the Common Shares as constituted on the date hereof are sub-divided into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares hereunder in addition to the number of Optioned Shares to which the right to purchase is then being exercised, such additional number of Common Shares as result from the sub-division without the Optionee making any additional payment or giving any other consideration therefor;

(b)

if the Common Shares as constituted on the date hereof are consolidated into a lesser number of Common Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares hereunder, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(c)

if there is any change of the Common Shares as constituted on the date hereof the Company will hereafter deliver at the time of purchase of Optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(d)

if there occurs a capital reorganization, re-classification or change of outstanding equity shares of the Company, a consolidation, merger or amalgamation of the Company with or into any other Company or a sale of the property of the Company as or substantially as an entirety, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of Shares and other securities and property receivable upon such capital reorganization, re-classification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof.  The sub-division or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or re-classification of the Capital of the Company for the purposes of this paragraph 3.10 (d);

(e)

an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(f)

the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this paragraph 3.10(f), be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company.

ARTICLE 4

PROCEDURE

Option Agreement

4.1

Upon grant of an Option hereunder, the Secretary of the Company will deliver to the Service Provider an Option Agreement detailing the terms of his Option and upon the execution and delivery by the Company and the Service Provider the Service Provider will be an Optionee and have the right to purchase the Optioned Shares at the Subscription Price set out therein, subject to the approval of any stock exchange having jurisdiction.

Manner of Exercise

4.2

An Optionee who wishes to exercise his Option may do so by delivering:

(1)

a written notice to the Company specifying the number of Optioned Shares in respect of which the Option is being exercised; and

(2)

payment in cash or by bank draft or certified cheque, made payable to the Company, for the aggregate Subscription Price for the Optioned Shares being acquired.

Extension of Expiry Date due to Trading Restriction

4.3

Notwithstanding any other provision hereof, if the Expiry Date of any vested Option falls on a date upon which such Eligible Person is prohibited from exercising such Option  due to a black-out period or other trading restriction imposed by the Company or any regulatory authority, then the Expiry Date of such Option shall be automatically extended to the tenth (10th) Business Day following the date the relevant black-out period or other trading restriction imposed by the Company or any regulatory authority is lifted, terminated or removed.

Delivery of Share Certificate

4.4

A share certificate for Optioned Shares acquired by any Optionee pursuant to section 4.2 shall be delivered by the Company to such Optionee within a reasonable time following the receipt by the Company of such Optionee's notice of exercise and payment.

Securities Laws

4.5

Notwithstanding any of the provisions contained in the Plan or in any Option Agreement, the Company’s obligation to issue Common Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or other regulatory authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(c)

the receipt from the Optionee of such representations, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection, the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which the Common Shares are then listed.

ARTICLE 5

GENERAL

Covenants of the Company

5.1

The Company shall cause to be Reserved for Issuance in its treasury a sufficient number of Common Shares to permit the allotment and issue of the Optioned Shares in the event the Optionees exercise all of the Options available hereunder.

No Representation or Warranty as to Listing or Future Market Value of Common Shares

5.2

The Company makes no representation or warranty as to whether it will be successful in obtaining a listing on a stock exchange for its Common Shares or as to the future market value of the Common Shares issued in accordance with the provisions of the Plan.

Interpretation

5.3

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

5.4

Wherever the plural or masculine is used throughout this Plan or any Option Agreement delivered by the Company pursuant to this Plan, the same shall be construed as meaning singular or feminine or neuter or the body politic or corporate where the context so requires.

Amendment of the Plan

5.5

The Board reserves the right, in its absolute discretion, at any time to amend, modify or terminate the Plan; provided however, that no such amendment or termination may alter or impair in any materially adverse fashion any then outstanding Option previously granted to an Optionee under the Plan without the consent of such Optionee.  Any amendment to any provisions of the Plan will be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the Common Shares.

No Rights as Shareholder

5.6

The holder of an Option shall not have any rights as a Shareholder of the Company with respect to any of the Optioned Shares covered by such Option until the issuance of the certificate or certificates for Common Shares upon the exercise of such Option, in whole or in part, and then only with respect to the Common Shares represented by such certificate or certificates.

Continuing Employment

5.7

Nothing in this Plan or any Option shall confer upon any Employee any right to continue in the employ of the Company or any Affiliate of the Company or affect in any way the right of the Company or any Affiliate of the Company to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Affiliate of the Company to extend the employment of any Employee beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Company or any Affiliate of the Company, or beyond the time at which the Employee would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any such Affiliate of the Company.

Ongoing Services

5.8

Nothing in the Plan or any Option shall confer on any Optionee who is not an Employee any right to continue providing ongoing services to the Company or any Affiliate of the Company or affect in any way the right of the Company or any Affiliate of the Company to terminate his contract at any time; nor shall anything in the Plan or any Option be deemed or construed as an agreement, or an expression of intent, on the part of the Company or any Affiliate of the Company to extend the time for the performance of the ongoing services beyond the time specified in the contract with the Company or any Affiliate of the Company.

ARTICLE 6

SHAREHOLDERS’  APPROVAL

6.1

The Plan shall be subject to any necessary approval of the shareholders of the Company and, to the extent necessary, the requisite acceptance by any stock exchange upon which the Common Shares may be listed.  Except in the event of a Take Over Bid or a Change of Control, any Options granted after the date of approval of this Plan by the Board and before any necessary approval by the shareholders of the Company and any necessary acceptance by any stock exchange upon which the Common Shares may be listed, shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance are given.

6.2

The Company shall obtain disinterested shareholder approval for:

(a)

any reduction in the Subscription Price payable by any Optionee pursuant to his Option if such Optionee is an Insider of the Company at the time of the proposed reduction; and

(b)

any extension of the term of any Option granted under the Plan if the Optionee holding such Option is an Insider of the Company at the time of such extension.

ARTICLE 7

BOARD APPROVAL

7.1

The Plan has been adopted by the Board effective the ____ day of _______, 2007, as evidenced by resolution of the Board

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SCHEDULE “B”

Form 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

	REQUIREMENT	COMMENTS
1.

Disclose whether or not the majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Five (5) of the current eight (8) directors are independent (namely, Lawrence Bell, Dennis Bergen, Peter Nixon, Stephen Quin and Keith Barron). Two other directors, James Puplava and Leanne Baker, are not independent pursuant to the rules of the American Stock Exchange. Robert V. Longe (a director until October 1 2007), being a former executive officer of the Company is regarded as not being independent.  All directors have an obligation to act honestly and in good faith with a view to the best interest of the Company and (except in circumstances where they have a conflict of interests, in which case they declare their interest and abstain from voting) they bring their independent judgement to bear in making decisions.

2.	Disclose if any of the directors are directors of any other reporting issuer (or an issuer with equivalent status) and name the other issuer.

Leanne M. Baker is a director of:

   1. Agnico-Eagle Mines Ltd.

   2. Reunion Gold Corp.

   3. U.S. Gold Corporation

Keith M. Barron is a director of:

   1. Aurelian Resources Inc.

   2. U308 Corp.

Lawrence I. Bell is a director of:

   1. B.C. Hydro

   2. Goldcorp Inc.

   3. Silver Wheaton Corp.

   4. International Forest Products Ltd.

   5. Miramar Mining Corp.

   6. Hardwoods Distributions Income Fund

Peter B. Nixon is a director of:

   1. Miramar Mining Corp.

   2. Reunion Gold Corporation

   3. Stornaway Diamond Corporation

   4. Dundee Precious Metals Inc.

Stephen P. Quin is a director of:

   1. Sherwood Copper Corp.

   2. Mercator Minerals Ltd.

   3. Rare Element Resources Ltd.

   4. Chesapeake Gold Corp.

   5. Maximus Ventures Ltd.

3.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

At the end of most of the board meetings the non-management directors meet. The independent directors schedule at least one meeting each year at which the independent directors meet at the end of the Board meeting without both management directors and non-independent directors in attendance. To management’s knowledge since the beginning of the Company’s financial year ended June 30, 2007 the directors have held 15 meetings at which members of management have not been present and 2 meetings at which only independent directors have been present .  Independent directors have met more frequently and have regularly had the opportunity to meet at the end of each Board meeting

4.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Prior to December 18, 2007 the Company did not have an independent Chair or lead director.  On December 18, 2006 Lawrence Bell, an independent director was elected Chair of the Board and served until October 26, 2007.  On October 26, 2007 Peter Nixon, an independent director was elected Chair of the board

5.	Disclose the attendance record of each director for all board meetings held since the beginning of the Company's most recently completed financial year

The Company has held 26 board meetings since the beginning of the Company’s most recently completed financial year.  The attendance record of each director for all board meetings held since July 1, 2006 to Oct. 31, 2007 is as follows :

Leanne M. Baker - 17 meetings attended out of 20 held

Keith M. Barron - 11 meetings attended out of 19 held

Lawrence I. Bell - 15 meetings attended out of 20 held

R. Dennis Bergen - 25 meetings attended out of 26 held

Clifford A. Grandison - 5 meetings attended out of 7 held

Michael E. Hoole - 6 meetings attended out of 6 held

Robert V. Longe - 25 meetings attended out of 26 held

Luard J. Manning - 7 meetings attended out of 7 held

Peter B. Nixon - 12 meetings attended out of 13 held

James J. Puplava - 26 meetings attended out of 26 held

Stephen P. Quin - 19 meetings attended out of 19 held

6.	Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The board has adopted a written statement of its Roles and Responsibilities, a copy of which is attached as Exhibit 1 to this Information Circular
7.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has developed written position descriptions for the chair of the board and has adopted Charters for each board committee in which the duties of the Chair of each committee are set forth.
8.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board and Gordon Cummings, the recently appointed CEO, have defined the role and responsibilities of the CEO in a written employment agreement.
9.

Describe briefly the measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

A new director will spend time with the CEO and the Secretary of the Company who will acquaint the new director with the role of the board, its committees and the directors. The Company has developed a Board Manual which will be given to each director and will set out all information necessary to provide the directors with appropriate background and governance information.

In respect to the operations of the Company, the directors have an opportunity to meet with members of senior management at all times to discuss the nature and operations of the Company’s business, but directors recognize that individual directors have no direct authority over management except when it has been conferred by the board.

10	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.

The Secretary of the Company alerts the directors to continuing education programs that he believes might be appropriate for the directors and the Company is prepared to pay, and has paid, the cost of courses taken by the directors to further their knowledge and expertise as corporate directors.

11

Disclose whether or not the board has adopted a written code for the directors, officers and employees and:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board has adopted a Code of Conduct subtitled “A Commitment to Ethical Business Conduct”, a copy of which Code of Conduct is attached as Exhibit 2.

A copy of the Code of Conduct is available on the Company’s website at www.kimberresources.com.

The board relies upon the integrity of the Company’s directors, officers and employees to comply with the Code of Conduct and the directors will take action where any breach of the code is brought to their attention.  A whistleblower policy is contained in the Code of Conduct and the Company has appointed an independent Business Ethics Officer to receive complaints and to alert the Audit Committee to issues requiring review or possible action.

There have been no material change reports filed since the beginning of the Company's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

12

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest

Where a director or executive officer has a material interest in a transaction or agreement being considered, that individual is expected to declare that interest and abstain from voting in respect to the matter.

13	Describe any other steps the board takes to encourage or promote a culture of ethical business conduct.

The board as a whole, and the members of the board individually, all expect that each and every person acting on behalf of the Company will act in accordance with the law and in an ethical matter. Management of the Company has attempted to build an image of conservative integrity in all of its dealings.

14	Describe the process by which the board identifies new candidates for board nomination.

Individual members of the board and management from time to time identify potential candidates for nomination to the board. Management or members of the board who know the particular individual will make contact with the person to discuss the possibility of joining the board.  Before any decision is made on a proposed individual for nomination to the board, the person is reviewed by the Nominating Committee and recommendations are made to the board as a whole.

15

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board has established a Nominating Committee composed of independent directors.
16	Describe the responsibilities, powers and operation of the Nominating Committee

The Nominating Committee meets at least once a year to consider nominations for election to the board. From time to time during the year, if necessary, the Nominating Committee will meet for the consideration of the names of potential candidates. Generally, a member of the Nominating Committee is charged with the responsibility of interviewing and discussing membership on the board of directors, however the Chair of the board will also interview a suggested candidate.

17	Describe the process by which the board determines the compensation for the Company’s directors and officers

The Company has a Compensation Committee which is responsible for considering and recommending to the board the compensation of the Company’s directors and officers.  Management is responsible for providing to the Compensation Committee data on comparable compensation levels for other companies in the junior exploration and development business and to make recommendations for compensation for directors and officers. The Compensation Committee gives consideration to those recommendations and makes its own recommendations to the board.

18

Disclose whether or not the board has a Compensation Committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The board has a Compensation Committee composed of three directors, two of whom are independent directors.  James Puplava although not independent by virtue of his share holdings in the Company and having earned fees upon completion of a financing in 2006 is independent of management.

19	If the board has a compensation committee, describe the responsibilities, powers and operations of the Compensation Committee	The Charter of the Compensation Committee is attached as Exhibit 3.
20

If a compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Company, state that fact and briefly describe the nature of the work.

CoopersConsulting Ltd. was retained by management in late 2006 and they provided advice on compensation levels for senior executives in comparative companies in January 2007.

Towers Perrin was retained by the directors in early 2007 to provide a report on market competitiveness of compensation for the Company’s non-executive directors and Chair and to provide market data for CEO positions in comparative companies.  A report was delivered to the Chair of the board.

21	If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function

The Company has established a Corporate Governance Committee for the purposes of considering and making recommendations to the Board of Directors concerning appropriate governance policies to guide the Company, its officers and directors.

The Company has also established a Technical Committee for the purpose of overseeing technical aspects of the operational performance of the Company and providing assistance to the board on such technical aspects.

The Company has an Environmental and Safety Committee for the purposes of overseeing the environmental and safety performance of the Company.

In addition to the foregoing the directors have established a number of temporary specific purpose committees, such as the CEO Search Committee, which exist as long as is necessary to carry out the designated task.

22

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Each of the directors carried out an assessment of the board, in July 2007.  A questionnaire was circulated to each member of the board and the results were collected reviewed and the results reported to the board for consideration by the Chair of the Corporate Governance Committee.  It is intended that the board will carry out an annual assessment of its performance.

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EXHIBIT 1

ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

I.	DUTIES AND RESPONSIBILITIES

The Board of Directors is responsible under law for the management of the Company’s business and its affairs. It has the statutory authority and obligation to protect and enhance the assets of the Company in the interest of all shareholders.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interest of the Company must be paramount at all times.

The involvement and commitment of directors is evidenced by regular Board and committee meeting attendance, preparation and active participation in setting goals, and requiring performance in the interest of all shareholders.

While the Board is called upon to “manage” the business, this is done by proxy through the Chief Executive Officer, who is charged with the day-to-day leadership and management of the Company. The CEO’s prime responsibility is to lead the Company. The CEO formulates Company policies and proposed actions and presents them to the Board for approval. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance. Reciprocally, the CEO keeps the Board fully informed of the Company’s progress towards the achievement of its established goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner. Once the Board has approved the goals, strategies and policies it must act in a unified and cohesive manner in supporting and guiding the CEO.

The Board believes that the CEO speaks for Kimber Resources Inc. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with Kimber. However, it is expected that Board members would do this only with the knowledge of the CEO and, in most instances, at the request of the CEO.

The President will be the Chief Executive Officer of the Company. The duties of the President and Chief Executive Officer are set out in Section 11.

The Kimber Board supports the concept of the separation of the role of Chair from that of President and CEO. The Board is able to function independently of management when necessary and the Chair’s role is to effectively manage and provide leadership to the Board.

Section 9 outlines the general legal obligations of the Board and Section 10 provides a statement by the Board regarding the definition of their responsibilities. The Chair’s duties and responsibilities are set out in Section 12.

II.	PERFORMANCE EVALUATION

	A.	CEO Evaluation

One of the most important aspects of effective governance is the relationship between the CEO and the Board. It is critical that the Board be fully informed and that the CEO has a forum for drawing on the wisdom and experience that exists within the Board.

A CEO review process at least once a year ensures that this communication takes place. It allows for a full and healthy dialogue between the Board and the CEO regarding corporate and individual performance. The performance review process for the President and CEO is set out in Section 13.

B.	Board Evaluation

The Board is committed to establishing a process for evaluating its own performance on an annual basis. The review process is also an opportunity to provide input to the Chair on his/her performance.

The proposed Board evaluation process is outlined in Section 14. This assessment is designed to evaluate the Board’s contribution as a whole and to review areas in which the Board believes a better contribution can be made. Its purpose is to increase the effectiveness of the Board, not to target individual Board members.

III.	BOARD COMPOSITION

	A.	Board Membership

The Nominating Committee is responsible for reviewing with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make- up of the Board and the future strategies of the Company.

This assessment should include issues of diversity, age and skills – all in the context of an assessment of the perceived needs of the Board at that point in time.

The Board itself is responsible for selecting nominees for election or appointment to the Board on the recommendation of the Nominating Committee.

	B.	Board Size

The Board presently believes that eight directors is an appropriate size. However, the Board would be willing to go to a somewhat larger size if it felt a larger Board was required. The Company’s Articles provide that the Board may appoint an additional director between Annual Meetings to hold office until the next AGM at which the additional director may stand for election. The Company has a staggered Board with three (3) classes of directors. Two (2) or three (3) directors, depending on the class, are elected at the Annual Meeting each year. The Board of Directors has proposed that it will recommend to the Shareholders at the next General Meeting of Shareholders that they amend the Articles of the Company to eliminate the staggered Board and that Directors be elected for a single year term, subject to being able to be re-nominated and elected for additional one year terms.

	C.	Independent Directors

"Independent director" means a person other than an executive officer or company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

(a) a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);
(b) a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service,
(ii) compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,
(iii) compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
(iv) benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c) a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;
(d) a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;
(e) a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity; or
(f) a director who is, or has an immediate family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years;
(g) a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).

IV.	MEETINGS

The Board will meet on a scheduled basis four times per year and more frequently if required. The independent directors will hold at least one meeting each year at which non-independent directors and members of management are not in attendance. The directors will be given an opportunity to meet without the members of management at the end of each Board meeting. The Chair, with the assistance of the CEO and the Secretary of the Company, will be responsible for establishing the agenda for Board meetings.

The Chair in consultation with the CEO shall solicit from the members of the Board recommendations as to matters to be brought before the Board and shall ensure that such matters receive a fair hearing. The Chair shall have the same voting powers as all directors and will determine, consistent with the Company’s by-laws, which matters require a vote.

A meeting agenda and background material on agenda items will be provided prior to each meeting so that Board members have an opportunity for advance review of the relevant materials. Directors should expect to spend at least several hours preparing for Board meetings and are expected to attend the scheduled meetings in person.

As a matter of principle directors should always be aware whether they are discussing issues or proposals for “discussion” or for “decision”.

A.	Non-Directors at Board Meetings

The Board is comfortable with the attendance of non-Board members who are invited by the Board and CEO to make presentations.

Should the Chief Executive Officer want to add additional people as attendees on a regular basis, it is expected that this suggestion would be made to the Board for its concurrence.

B.	Board Access to Senior Management

The Board encourages management, from time to time, to bring employees into Board meetings who can provide additional insight into the items being discussed and/or have potential and should be given exposure to the Board.

If a Board member is in the unusual situation of having to contact an employee directly, it is assumed that the Board member will use his/her judgment to ensure that this contact is not distracting to the business operation of the Company. The Chief Executive Officer and the Chair should be advised of such contact and, if in writing, should be copied to them.

V.	BOARD INFORMATION

The President and CEO will write a monthly report to the directors outlining major accomplishments and issues.

For important discussions that demand a thorough debate of various courses of action, management will send out a summary describing the issues.

The summary should conclude with management’s recommendations, including an acknowledgment and summary of the risks. The directors should receive this information and analysis in time to make telephone calls for clarification or to obtain more facts.

It is important that the Board receives information which describes where the Company is going, how it intends to get there and what are the chances that it is going to reach its goals.

As a general rule, presentations on specific subjects should be sent to the Board members in advance so that the Board meeting time may be conserved and discussion time focused on relevant questions. On those occasions in which the subject matter is too sensitive to put on paper, the presentations will be discussed at the meeting.

VI.	STRATEGIC PLAN

The CEO, with the support of the Board, is responsible for leading the Company into the future and therefore must ensure that there are long term goals and strategies in place.

The initiative for developing and modifying the corporate strategy must come from management.

The Board is also responsible for monitoring management’s success in implementing the strategy and ensuring it is modified appropriately.

The Board may assist in the development of the strategy, act as a resource, contribute ideas and ultimately approve the strategy. However, management will initiate and lead this process.

VII.	BOARD COMMITTEES

	A.	Committees

The Kimber Board has established the following committees:

Audit Committee

Compensation Committee

Environmental and Safety Committee

Nominating Committee

Corporate Governance Committee

Technical Committee

The Charter for each of the committees is outlined in Sections 15 through 20.

There will, from time to time, be occasions in which the Board may want to form a new committee or disband a current committee depending upon the circumstances.

	B.	Committee Membership

The Chair, in consultation with the Chief Executive Officer and with consideration of the desires of individual Board members, is responsible for recommending Board members to various committees.

Consideration will be given to rotating committee members periodically but the Board does not feel that such a rotation should be mandated as a policy since there may be reasons at a given point in time to maintain an individual director’s committee membership for a longer period.

The Chair of a committee presides at all meetings of the committee and is responsible to see that the work of the committee is well organized and proceeds in a timely fashion.

	C.	Committee Meetings and Agendas

The committee Chair, in consultation with committee members, will determine the frequency and length of the meetings of the committee. The Chair of the committee, in consultation with the CEO or the appropriate senior manager, will develop the committee’s agenda.

	D.	Committee Responsibilities

Committees analyze in depth, policies and strategies consistent with their terms of reference, which are developed by management. They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

A committee may, from time to time, request the assistance of external advisors whom the committee requires to research, investigate and report on matters within a committee’s terms of reference. Generally this request should be approved by the Board and coordinated through the CEO, however there may be circumstances where the committee in its judgment believes it is necessary to retain advisors directly. In such event the committee will inform the Corporate Governance Committee prior to engaging the advisor. If, as a result of the retention of such advisor, material information is discovered immediate notice of such information will be provided to the Disclosure Committee.

E.	Reporting

Each committee has the duty to report to the full Board all matters which it considers to be important for full Board consideration. All minutes of the committees of the Board should be attached to the Board minutes and forwarded to each member of the Board by the Secretary in a timely manner.

VIII.	DIRECTOR COMPENSATION

Remuneration of directors is established by the Board on the recommendation of the Compensation Committee and shall be generally in line with that paid by public companies of a similar size and type. The directors’ compensation is outlined in Section 22.

The Board encourages Board members to own shares in the belief that share ownership facilitates the directors’ identification with the interests of the shareholders however directors are not required to own shares of the Company.

Details of directors’ and officers’ liability insurance are outlined in Section 33.

X.	CORPORATE STANDARDS

The Board has the responsibility for ensuring the standards of conduct are established and followed by the Company.

The Company has established a Code of Conduct (see Section 26) and Environmental and Occupational Health and Safety Policies (see Section 23 and 24).

XI	DIRECTOR ORIENTATION

Upon being elected or appointed to the Board of Directors a new director will be provided with a copy of the Board Manual and will be given an opportunity to meet with the CEO and management of the Company on an individual basis for the purpose of acquainting them with the business and affairs of the Company. As time and circumstances permit all of the directors will be given an opportunity to visit the Company’s operations.

The Company will alert the directors to educational opportunities that it becomes aware of and will bear the reasonable costs of attendance at such courses, seminars, etc. as are approved by the Chair of the Board, and in the absence of the Chair, by the CEO.

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EXHIBIT 2

CODE OF CONDUCT

A Commitment to Ethical Business Conduct

  1

Introduction

  2

Purpose of Code

  3

Application of Code

  4

Health & Safety

  5

Respect for Kimber Personnel

  6

Respect for Local Peoples

  7

Compliance with the Law

  8

Facilitation Payments

  9

Entertainment and Gifts

10

Selection of Suppliers and Contractors

11

Financial Records

12

Conflicts of Interest

13

Outside Activities

14

Improper Influence – External Auditor

15

Trading in Securities of Kimber

16

Confidential Information

17

Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities

18

Hiring of Relatives

19

Reporting Illegal or Unethical Behaviour (Whistleblowing)

20

Compliance with Corporate Policies

21

Management Can Not Override Controls

22

Waivers

23

Annual Certification

Appendix A

1

Introduction

Kimber Resources Inc. (“Kimber”) expects all directors, officers and employees of Kimber and its subsidiaries (collectively the “Company” and all such directors, officers and employees collectively “Kimber personnel”) to adhere to a high standard of personal and professional integrity and to avoid any conduct that might reflect unfavourably upon Kimber personnel or upon the Company.

The Company’s reputation will be a direct result of the integrity and competence of the people who conduct its business.  Every Company director, officer and employee is a representative of the Company in his or her relationship with others including suppliers, contractors, customers, other employees, governments, investors, competitors, and the general public.  The Company’s business goals are important and demanding, but they must be achieved honestly and ethically.

With these qualifications in mind, the Board of Directors of Kimber has adopted this Code of Conduct which sets forth the standards of behaviour which the Company requires of Kimber personnel.

Directors, officers and employees are encouraged to discuss the application of this Code to specific circumstances, and are required to report any contravention of the Code to the Business Ethics Officer of Kimber.

2

Purpose of the Code

This Code is to inform Kimber personnel of the ethical and business standards that the Company requires Kimber personnel to adhere to.  It also covers procedures to be followed when there is uncertainty as to the right way to behave.  While this Code covers the majority of circumstances individuals are likely to encounter, it cannot and does not attempt to provide a set of instructions for every situation.  There is no substitute for Kimber personnel having a well-developed sense of right and wrong.

3

Application of the Code

The provisions of this Code are mandatory and apply to Kimber, its subsidiaries, all Kimber personnel and to joint-ventures managed by the Company.

Subsidiary companies are expected to adopt the Code and to disseminate its provisions to their employees.  It will be the responsibility of the Chief Executive Officer of any subsidiary company to ensure that the provisions of this Code are complied with by that subsidiary and its directors, officers and employees.  Compliance is expected under all circumstances.  All Kimber personnel who have executive or managerial responsibilities are expected to ensure that the provisions of this Code are communicated to all employees reporting to him or her and must report any contravention of this Code promptly to the Business Ethics Officer of Kimber.  The Code affirms in specific terms the Company’s commitment to uphold high moral and ethical standards and sets out basic behavioral standards required of those conducting its business.

Overzealousness, good intentions, the seeking of legal advice on anything other than a timely basis will not excuse violations of this Code.  While the Company’s activities are subject to a variety of laws, legal standards and customs in the jurisdictions in which it operates, the Board of Directors of Kimber believes that honesty, integrity and fairness are the essential standards to be observed.

Actions, or failure to act, in contravention of the Code will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.  The Company will not indemnify Kimber personnel for their costs which arise out of such conduct.

4

Health and Safety

All Kimber personnel will give the highest priority to the health and safety of their fellow employees, those who work with them, and the general public. The Company’s approach to health and safety is governed by the Company’s Occupational Health & Safety Policy and the committee of the Board of Directors of Kimber charged with that responsibility.

5

Respect for Kimber Personnel

The Company and its management and supervisory personnel will treat all Kimber personnel with respect, regardless of their race, national origin, religion, gender, sexual orientation, or any disability.  No abusive or harassing conduct, including unwelcome sexual advances, will be tolerated.

6

Respect for Local Peoples

The Company, its management, and employees will treat the communities within which it operates, their people and their culture, with respect, and the well-being of those peoples will be a principal concern of the Company. The Company will work with the people of the communities in which it operates towards a mutually beneficial relationship.

7

Compliance with the Law

Kimber personnel will comply with all legal requirements applicable to the Company’s business, including The Corruption of Foreign Public Officials Act of Canada and the Foreign Corrupt Practices Act of the United States.  Agreements or arrangements need not necessarily be in writing for contravention to be inferred from the conduct of the parties.  If this Code does not cover a particular situation or if the application or interpretation of a local law is uncertain, or in circumstances where the proper course of ethical conduct is unclear, Kimber personnel should seek the assistance of their superior or, if a director, from the Board of Directors of Kimber who or which, if necessary, should seek competent legal advice from either a lawyer retained by such superior or Board of Directors or from Kimber’s counsel.  If there is not sufficient time to obtain such advice, Kimber personnel should conduct themselves in a manner they would not hesitate to have fully and publicly disclosed.  Supervisors, on learning of any contravention of this Code, shall take appropriate corrective action.  Ignorance of the law is not a defense.

8

Facilitation Payments

Except in the exceptional circumstances listed below, no unlawful or otherwise improper payment or gift is to be made or offered with a view to assisting Kimber to obtain or retain business, to affect the enactment or enforcement of any laws, or otherwise to obtain favours.

In some countries, public officials may expect “facilitating payments” for performing routine functions.  Such payments are illegal and Kimber personnel may not make them. The only exceptions are “facilitating payments” made to expedite or secure performance by a foreign public official of any act of a routine nature that is part of that person’s duties or functions, provided that such payment may not be made to influence a decision to award new business or to continue doing business with a particular party. Examples of “facilitating payments” that may be made in exceptional circumstances are payments for:

a)

passage at a police road block where payment is required to continue a journey;

b)

issuance of a permit, licence or other  document to qualify a person to do work;

c)

processing of official documents;

d)

provision of services normally offered to the public; and

e)

provision of services normally provided to the public such as police protection, loading/unloading of cargo, protection of commodities from deterioration or scheduling of inspections related to contract performance or transit of goods.

If Kimber personnel are required to make any facilitating payment to a public official, the payment and the circumstances must be documented in a written report, which must be delivered to the President of Kimber or its legal counsel.

9

Entertainment and Gifts

Kimber personnel shall not offer, or furnish on behalf of the Company, extravagant gifts or excessive entertainment or benefits to others.

Modest gifts, reasonable entertainment and other courtesies may be extended by appropriate Kimber personnel to persons or entities doing business or otherwise having dealings with the Company.

No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient.  Public scrutiny of the gift, entertainment or courtesy should not be embarrassing or reflect unfavourably upon the Company or the recipient.

10

Selection of Suppliers and Contractors

Kimber personnel are required to select and deal with suppliers, customers and others doing or seeking to do business with the Company in a completely impartial manner, without favour or preference based upon any considerations other than the best interests of the Company.  Kimber personnel must not use their position to obtain personal gain or benefit from other Kimber personnel or from those doing or seeking to do business with the Company.

Kimber personnel must not seek or accept, directly or indirectly, any gifts, payments, services, loans or other benefits from a supplier or other individual or entity that does or seeks to do business with, or is a competitor of, the Company.  This prohibition does not extend to the borrowing on commercial terms from entities in the business of lending and does not prevent Kimber personnel from accepting modest gifts, favours, or entertainment provided the conditions set forth in Section 9 (Entertainment and Gifts) are met.  No gift, favour or entertainment shall be of such nature as might affect, or reasonably be thought by others to affect, a person’s judgment or conduct in matters involving the Company.

11

Financial Records

The Company’s books, records and accounts must reflect, in an accurate and timely manner, all of the Company’s transactions fairly and in reasonable detail in accordance with a high standard of integrity and generally accepted accounting principles.

Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets which are either not recorded or inadequately recorded on the books of the Company.  No payment is to be approved without reasonable supporting documentation.

Individuals and entities with whom the Company deals may request that commissions, service fees and other payments be remitted to third persons or bank accounts in third countries.  Such payments may be made only if (i) the amount payable does not arise from artificial additions to normal pricing;  (ii)  payment is authorized in writing by the individual or entity earning the commission, fee or other payment;  (iii)  payment is made to the same individual or entity to which it is owed or to an affiliate under common ownership; (iv)  payment will not knowingly violate applicable law; and (v) the payment is fully recorded.

Frank disclosure is to be made to all reasonable enquiries by Kimber’s auditors and legal advisors.

12

Conflicts of Interest

Although Kimber personnel are entitled to privacy in their personal affairs, they  have a duty to manage their outside interests, activities and influences so that they do not impair the exercise of their independent judgment, fiduciary responsibility, initiative or efficiency in acting for the Company, or expose themselves and/or the Company to legal liability or public criticism.

All Kimber personnel shall disclose promptly and in writing any personal situation or transaction which is or may be in conflict with the intent of this Code. Disclosure shall be made to the President or Secretary of the Kimber.  The President or Secretary shall determine what action, if any, should be taken by such Kimber personnel and shall recommend that action in writing.

If a conflict exists, and there is no failure of good faith on the part of Kimber personnel, it will be the Company’s policy to allow a reasonable amount of time for them to correct the situation in order to prevent undue hardship or loss to them.  Decisions in this regard shall, however, be within the sole discretion of the Company’s management, whose first concern must be the interests of the Company.

Potential conflicts of interest are so varied that it is impracticable to establish universal criteria in this Code as to what constitutes a prohibited conflict of interest.

Set forth below are some of the more common situations which involve a conflict of interest and which Kimber personnel should avoid unless prior written approval has been obtained from the President or Secretary of Kimber or the Chief Executive Officer of any of its subsidiaries; which approval shall only be given if, in the reasonable opinion of such officer, it will not result in a detriment to the Company.

-

a partnership, profit sharing arrangement, creditor/debtor relationship with any company or individual having a business relationship with the Company;

-

any Kimber personnel or member of their immediate family serving as an agent, representative, director, officer, or employee of, or consultant to, any company (other than a subsidiary of Kimber) or individual having a business relationship with the Company;

-

the acceptance of any loan or other financial benefit from any company or individual having a business relationship with the Company (other than borrowing on commercial terms from entities in the business of lending).

-

the holding, directly or by a member of Kimber personnel’s immediate family, of a substantial financial interest in any business entity that does or seeks to do business with, or is in competition with the Company (a substantial financial interest will be presumed where ownership is in excess of 1% in a company traded on a stock exchange and the investment constitutes more than 5% of such member of Kimber personnel’s total assets or where an ownership interest in any other business contributes more than 10 % of the annual income of the Kimber personnel and his or her immediate family.)  The above does not apply to companies used by staff members to sell their personal services to the Company.

13

Outside Activities

The Company commends part-time participation by Kimber personnel in public service and management will, whenever applicable, approve and support such activity.  Kimber personnel should, however, ensure that they do not participate in organizations or groups whose objectives are opposed to those of the Company.  They should obtain approval of management before assuming any office or directorship or participating in any activity that would tend to deprive the Company of the time and attention required of the Kimber personnel to perform his or her duties to the Company properly.

14.

Improper Influence – External Auditor

Kimber personnel must never improperly influence or attempt to improperly influence any person acting as an external auditor of Kimber.

15

Trading in Securities of Kimber

Kimber personnel are encouraged to invest in Kimber’s shares.  Kimber personnel and members of their immediate families, however, must avoid trading in shares of Kimber or of any company in a “special relationship” with the Company, when in possession of confidential material information which, if generally available, would reasonably be expected to have a significant effect on the market price or value of Kimber’s shares or the shares of the company in a special relationship with the Company.  Such activity is self-evidently unethical, and in many jurisdictions, illegal.

Kimber personnel shall not purchase or sell securities of Kimber while in possession of material information concerning the Company or a company in a “special relationship” with the Company that has not previously been disclosed to the public, nor, except in the necessary course of business, shall Kimber personnel inform any individual or entity of any such material information (see Kimber’s Insider Trading Policy).

Specific confidential information that could be material would include information concerning a significant mineral discovery, drill results, economic appraisal, unpublished sales or earnings figures, a stock split, proposed merger or acquisition, a change in dividend policy, a technical advance of unusually economic significance, or any other information, favourable or unfavourable, which has not been generally disclosed, to the investing public for at least one full trading day and which, when disclosed, would reasonably be expected to affect the market price or value of Kimber’s shares.

A company is deemed to be in a “special relationship” with the Company if the Company owns directly or indirectly 10% or more of the shares of that company, is proposing to make a take-over bid for that company, become a party to a reorganization, amalgamation, merger, arrangement or similar business combination with that company, or acquire a substantial portion of that company’s property.

Securities laws in the various jurisdictions are complex and diverse and quasi-criminal and civil sanctions are imposed upon those who breach such laws.  Kimber personnel should consult Kimber’s legal counsel or legal staff of the local business unit if there is any question as to the application or interpretation of the law relating to insider trading.

These provisions shall also apply to trading in shares of any publicly traded subsidiary or affiliated company of Kimber.

16

Confidential Information

Unless previously published, the Company’s technical, commercial, and financial information is proprietary and confidential and Kimber personnel are prohibited from revealing such information, except where disclosure is deemed to be in the best interest of the Company, without proper authorization.  Much of this information, including technical data such as drill results, commercial information such as negotiations which are in progress, and other information which could affect Kimber’s share price, must not be revealed under any circumstances until it has become public knowledge.

Kimber personnel must not disclose to the Company any proprietary information or trade secrets of any former employer or other person or entity with whom obligations of confidentiality exist.  Similarly, they have a continuing obligation to protect confidential information after their employment or other business relationship with the Company has terminated.

17

Use of Corporate Facilities, Equipment, Supplies, Information and Opportunities

Kimber personnel’s access to Company facilities, equipment and supplies is made solely so that they may be used within the limits of his or her authority for the advancement of the Company’s business and not otherwise. The Company has valuable resources in the form of tangible assets such as materials, supplies and equipment and intangible assets such as services, computer systems and confidential information which are for use in the Company’s business.  Except for the occasional and reasonable use of the Company’s office equipment, Kimber personnel must not make personal use of corporate information or assets without prior approval of their superior.

If a corporate opportunity related to the Company’s business becomes available to any member of Kimber personnel, either directly or indirectly, such Kimber personnel may not accept such corporate opportunity for his or her own account or directly or indirectly offer such corporate opportunity to any other person in each case without first offering such corporate opportunity in writing to the Company (to the attention of the President of Kimber).  The Company shall communicate its decision as to whether or not it intends to accept the corporate opportunity by written notice to such Kimber personnel.  Only if the Company declines such corporate opportunity in writing are such Kimber personnel permitted to offer such corporate opportunity to a third party and only on the same terms and conditions on which it was presented to the Company.

18

Hiring of Relatives

Where an individual being engaged is qualified to perform the tasks required to be performed, the Company does not object to relatives of Kimber personnel being hired or retained by the Company, provided that:

i)

one relative is not the immediate supervisor of the other;

ii)

the terms of engagement are no more generous than terms which could be obtained from an independent third party; and

iii)

the approving of invoices or the setting of salaries is not by a relative of the person hired.

19

Reporting Illegal or Unethical Behaviour (Whistle Blowing)

.

Kimber Resources (the “Company”) is committed to building and maintaining a good reputation in the market through the ethical behavior of our personnel and contractors and the proper and effective functioning of our accounting and control system.

In support of this commitment, the Company provides a confidential and anonymous reporting process for Kimber personnel, professionals (including independent contractors) and other third parties to report concerns and complaints regarding, accounting, internal controls and auditing matters as well as serious violations of any Company policy, fraud or serious misconduct.  Employees are encouraged to report any employment or human resources related matters to their direct supervisors unless the complaint is related to a violation of any laws or regulations, in which case the complaint should be reported to the Business Ethics Officer.

Procedures for reporting concerns and complaints

The Company has established both a confidential email address and telephone hotline (for both Vancouver and Mexico offices) to receive reports of complaints.  The identity of the complainant will be confidential, unless the complainant expressly directs otherwise.  All complaints are forwarded immediately to the Business Ethics Officer appointed by the Board of Directors for investigation.

Complaints or concerns can be made in writing as orally as described below:

1.

Email – complaints@kimberresources.com

2.

Hotline- 1-866-824-1100

   604-669-2251 ext. 120 for English

   ext. 121 for Spanish

3.

Mail – 215-800 W. Pender Street

Vancouver, BC V6C 2V6

Canada

Attention:  Business Ethics Officer

These methods of reporting are provided and managed by an independent party to ensure confidentiality and / or anonimity.

Responsibilities of Audit Committee With Respect to Whistleblower Complaints

1.

The Audit Committee shall receive, retain, investigate and act on complaints and concerns regarding questionable accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Company’s accounting policies.

2.

At the discretion of the Audit Committee, responsibilities of handling of these procedures can be delegated to the Business Ethics Officer.

3.

Each Complaint or Concern received either directly or indirectly through management or otherwise, whether openly, confidentially or anonymously, shall be reviewed by the Audit Committee.

4.

The Audit Committee shall determine who should conduct the investigation and shall be free to engage outside auditors, counsel or other experts to assist in the investigation and in the analysis of results in their discretion.

Responsibilities of Management

1.

Any Complaints or Concerns that are made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Business Ethics Officer.

2.

Management is responsible to ensure all employees are aware of the Whistleblower Policy and Procedures by including the Code of Conduct in the new employee package and requiring Employee Annual Certification as acknowledgement of the Policy and Procedures.

Responsibilities of Business Ethics Officer

1.

The Business Ethics Officer (“The Officer”) has been delegated the responsibility for receiving complaints or concerns under this policy whether openly, confidentially or anonymously.  The complaints will be investigated under the direction of the Audit Committee.

2.

If the complaint or concern is a serious matter with material impact on, or involving the Company’s Senior Management, the Officer will report the issue to the Audit Committee of Kimber within 24 hours from the time it is received. Alternatively, the complainant can mail the complaint directly to the attention of the Audit Committee to the address above.

3.

The Officer shall determine what internal resources or professional assistance, if any, is required in order to conduct a full investigation with the Audit Committee’s approval.

4.

The Officer shall promptly investigate the complaint and shall report the result of the investigation in writing, to the Audit Committee at the end of each quarter.

Protection of Whistleblowers

1.

Kimber’s management will not tolerate any retaliation by any person or group, directly or indirectly, against anyone who, in good faith, makes a complaint, raises a concern or provides assistance to the investigation.

2.

The investigation shall not reveal the identity of any person who makes a good faith complaint or concern and who asks that his or her identity remain confidential.

3.

Nothing herein shall be construed to protect a person from the consequences of their own wrongdoing, however a persons’ self disclosure of wrongdoing that is not independently discovered through investigation shall be taken into account when considering the consequences to such person.

Records

The Company’s Senior Management team shall retain all records relating to any complaint or concern and to the investigation of any such complaint or concern for a period of seven years as required under the Sarbanes-Oxley Act.

20

Compliance with Corporate Policies

Kimber personnel have an obligation to comply with all of Kimber’s corporate policies in effect from time to time.

Actions, or failure to act, contrary to the provisions of any corporate policy in effect at the relevant time will be considered as unauthorized and outside the course of employment and will be subject to disciplinary actions, which may include dismissal for cause.

Kimber personnel may at any time obtain a copy of any corporate policy in effect at such time free of charge upon request to the Secretary of Kimber Resources Inc.

21.

Management Can Not Override Controls

No employee who exercises supervision or influence over another employee shall direct, request or encourage that other employee to do anything or omit to do anything; the doing of which or the omission of which is contrary to the Code, any other policy, procedure or rule of Kimber or any applicable law.  You are required to immediately report to the Business Ethics Officer any situation in which any person attempts to direct, request or encourage you to violate the Code, or any other policy, procedure or rule of Kimber or any applicable law.

22.

Waivers

No waivers of this Code shall be granted except by the Audit Committee.  Any waiver of the Code granted to any officer or director of Kimber shall be publicly disclosed in accordance with applicable securities laws and stock exchange rules.

23.

Annual Certification

All personnel of Kimber are required, on an annual basis, to read and sign a Certificate that they have read and will comply with the Code of Conduct.  All new personnel joining the company should receive and sign a similar Certificate as part of their induction process.  A copy of the signed Annual Certification (Appendix A) of the Code of Conduct should be kept on the employee’s personnel file.

Appendix A

CODE OF CONDUCT

Annual Certification

I ______________________________ hereby certified that I have read, acknowledged and agreed to comply with the Code of Conduct of Kimber Resources.

Name:____________________________

      Title: _____________________________

Signature: _________________________

      Date: _____________________________

Please complete the certification and return this page only to the Office Manager in the Vancouver Office.

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EXHIBIT 3

COMPENSATION COMMITTEE CHARTER

I.

MANDATE

The directors and officers of the Company assume on behalf of the shareholders significant responsibility and liability. It is important that the directors and officers be reasonably compensated for their efforts in the context of the market for their services and the financial strength of the Company. The Compensation Committee of the Board is established for the purposes of:

•

considering alternative types of compensation for the Directors and Officers of the Company and making recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies;

•

considering appropriate levels of compensation for the Directors and Officers of the Company and making recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of the Company;

•

reviewing personnel policies and benefit plans available to the employees of the Company and making recommendations to the Board; and

•

carrying out periodic performance assessments of the President.

II

COMPOSITION

A.

The Compensation Committee shall consist of a minimum of three directors, the majority of whom shall be independent directors.

B.

All directors may attend meetings of the Compensation Committee at the Committee Chair’s invitation, but may not vote and may not be counted for the purposes of the quorum.

C.

A quorum for the transaction of business at all meetings of the Compensation Committee shall be a majority of members.

D.

The Compensation Committee shall meet at least once each year on such date as the Chair of the Compensation Committee shall determine.  Notice of meetings shall be given by letter, telex, telecopier, email or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting.  Members may waive notice of any meetings before or after the holding thereof.

E.

The Chair of the Compensation Committee shall be appointed by the Compensation Committee from among their number.

III.

DUTIES OF THE CHAIR OF THE COMPENSATION COMMITTEE

A.

Lead the Compensation Committee in the performance of its duties and carrying out its responsibilities within the Terms of Reference established by the Board.

B.

Report to the Board of Directors on the outcome of the deliberations of the Compensation Committee.

C.

Meet regularly and as required with Management of the Company to review material issues and to ensure that the Compensation Committee and the Board are provided in a timely manner with all information necessary to permit the Board to fulfill its statutory and other obligations.

IV.

TERMS OF REFERENCE

The Compensation Committee shall on behalf of the Board of Directors, review and make recommendations to the Board of Directors concerning the following:

A.

Alternative types of compensation for the Directors and Officers of the Company and make recommendations to the Board for the establishment of appropriate compensation plans, strategies and policies.

B.

Appropriate levels of compensation for the Directors and Officers of the Company and make recommendations to the Board as to the remuneration and other compensation to be provided to the Directors, the President and the other Officers of the Company.

C.

Personnel policies and benefit plans available to the employees of the Company.

D.

Periodic performance assessments of the President.

E.

The annual, or more often if appropriate, review the following:

(i)

the succession plans and process for key employees;

(i)

performance appraisal and management and employee development programs;

(ii)

contingency plans in the event of the unexpected disability of key employees;

(iii)

proposed personnel changes involving key employees reporting to the Chief Executive Officer;

F.

The annual, or more often if appropriate, review of the following:

(i)

the succession plans and process for key employees;

(iv)

performance appraisal and management and employee development programs;

(v)

contingency plans in the event of the unexpected disability of key employees;

(vi)

proposed personnel changes involving key employees reporting to the Chief Executive Officer;

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